SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2018
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON NOVEMBER 28THth, 2018

DATE, TIME AND PLACE: November 28th, 2018, at 11.30 a.m., at the head office of TIM Participações S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, nº 850 - Torre Norte, 12º andar, Sala 1212, Barra da Tijuca, in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of TIM Participações S.A. (“Company”) was held at the date, time and place above mentioned, with the presence of Messrs. João Cox Neto; Agostino Nuzzolo; Alberto Emmanuel Carvalho Whitaker; Celso Luis Loducca; Giovanni Ferigo; Herculano Anibal Alves; Mario Di Mauro and Raimondo Zizza, either in person or by means of videoconference, as provided in paragraph 2, Article 25 of the Company’s By-laws. Justified absences of Messrs. Piergiorgio Peluso and Stefano De Angelis.

BOARD: Mr. João Cox Neto – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Statutory Audit Committee; (2) To acknowledge on the activities carried out by the Control and Risks Committee; (3) To resolve on the Statutory Audit Committee’s budget for the calendar-year of 2019; (4) To acknowledge on Treasury issues; and (5) To resolve on the Corporate Calendar of 2019.

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, the Board Members, unanimously by those present at the meeting, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meeting held on November 28th, 2018, as per Mr. Alberto Emmanuel Carvalho Whitaker’s report, Coordinator of the CAE.

(2) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”), at its meeting held on November 28th, 2018, as per Mr. Herculano Anibal Alves’ report, Chairman of the CCR.

(3) As provided by CVM Instruction nº 509/2011 and the Internal Rules of the CAE, approved the budget allocation of the Statutory Audit Committee of the Company for the year of 2019, exclusively intended for the purpose of consultations, evaluations and investigations within the scope of its activities, including the hiring and use of independent external experts, all according to the material presented which is filed at the Company’s head offices.

(4) Mr. Adrian Calaza, Chief Financial Officer and Investor Relations Officer of the Company, presented a few financial operations conducted by the CFO – Finance Treasury area, which may be adopted in the next fiscal year, with the purpose of strengthening the Company’s cash flow. After the presentation, the Board Members authorized the Company's management to continue with the necessary negotiations.

(5) Acknowledged on the proposal for the Company's Calendar of Corporate Events for the year of 2019.

CLARIFICATIONS: It is recorded that Mr. Giovanni Ferigo was present only during items (4) and (5) of the Agenda.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: João Cox Neto; Agostino Nuzzolo; Alberto Emmanuel Carvalho Whitaker; Celso Luis Loducca; Giovanni Ferigo; Herculano Anibal Alves; Mario Di Mauro and Raimondo Zizza.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), November 28th, 2018.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: November 28, 2018	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.